UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 033-57981 and 333-168421

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Patrick J. Kennedy
Date: June 15, 2022		Patrick J. Kennedy, Member

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Worthington Industries, Inc. Deferred Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 15, 2022

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	December 31,
	2021	2020
Assets
Receivable - employer contributions	$748,601	$466,546
Notes receivable from participants	10,059,827	11,401,561
Total receivables	10,808,428	11,868,107
Investments
Plan's interest in Master Trust assets at fair value	768,564,524	697,005,901
Plan's interest in Master Trust assets at contract value	52,138,490	55,618,441
Total investments	820,703,014	752,624,342
Total assets	831,511,442	764,492,449

Liabilities	-	-

Net assets available for benefits	$831,511,442	$764,492,449

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	Year Ended December 31,
	2021	2020
Contributions:
Employer	$20,191,293	$18,255,967
Participant	30,788,684	27,331,952
Rollover	12,898,054	2,483,902
Total contributions	63,878,031	48,071,821

Investment income:
Interest and other income	594,301	708,406
Plan's interest in Master Trust net investment gain	99,137,387	121,664,719
Total investment income	99,731,688	122,373,125

Other Income	714,495	-

Deductions:
Benefits paid to participants and other deductions	79,205,201	131,437,826
Administrative expenses	488,445	100,018
Total deductions	79,693,646	131,537,844

Net increase before net assets transferred	84,630,568	38,907,102
Net assets transferred from The Samuel Steel Plan	-	4,821,279
Net assets transferred from other qualified plans	36,928	116,988
Net assets transferred to the Westerman, Inc. Plan	(17,648,503)	-
Net increase in net assets	67,018,993	43,845,369
Net assets available for benefits at beginning of year	764,492,449	720,647,080
Net assets available for benefits at end of year	$831,511,442	$764,492,449

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

1.	Description of Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. (“Worthington”) and its subsidiaries who are participating employers under the Plan (collectively, the “Company”) who meet the hour and age requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  Worthington is the Plan Sponsor.

The Plan is one of two plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plan is the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available under the CARES Act and has implemented the following provisions:

•

Special coronavirus distributions up to a maximum of $100,000 per Plan participant, which may be repaid at any time during the 3-year period beginning on the day after the date on which such distribution was received.

•	Deferral of loan repayments, up to one year;
•	Increase of loan maximum from $50,000 to $100,000 of the Plan participant’s account balance; and
•	Temporary suspension of required minimum distributions for participants age 70 ½ and above.

On June 3, 2020 (the “Effective Date”), Nikola Corporation (“Nikola”) became a public company through a reverse merger with a subsidiary of VectoIQ Acquisition Corporation, a NASDAQ listed publicly traded company. At the Effective Date, Worthington owned 19,048,020 shares of Nikola common stock which it subsequently sold or contributed as a charitable contribution. The last remaining shares of Nikola common stock were sold during 2021.  Effective September 30, 2020, the Plan was amended to exclude from the Plan’s definition of “compensation” any special bonus or profit-sharing awards related to gains from the investment in Nikola.

Eligibility:

All non-union, full-time employees of the Company age eighteen and older are eligible to participate in the Plan.  These employees are eligible to participate in the employer contribution component of the Plan after six months of employment.  All non-union seasonal and part-time employees of the Company age eighteen and older who have been employed for one year are eligible to participate in the Plan and in the employer contribution component of the Plan.

Contributions:

Employee deferral – Participants may make pre-tax and/or ROTH contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Newly eligible and previously opted out participants in the Plan who have otherwise not made an enrollment designation are subject to an automatic annual enrollment arrangement whereby 4% of their compensation is automatically contributed to the Plan (3% of compensation for a Worthington Industries Engineered Cabs, Inc. (“Cabs”) participating employee).  The automatic enrollment designation can be cancelled by the employee.  Annually, all participants contributing less than 10% of their compensation will automatically have their pre-tax deferral increased by 1%, up to a maximum of 10%, unless they opt out.

Employer contributions – The Company matches 50 cents per dollar of voluntary contributions of the first 4% of Plan participants’ compensation (3% of compensation for a Cabs participating employee). The Company also makes an employer contribution of 3% of compensation on behalf of eligible participants. This contribution is made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional Company contributions may be made at the option of the Plan Sponsor and will be allocated based on the unit credit method.  The unit credit method uses the participating employees’ years of service and compensation to allocate any additional contribution.

Participant accounts – Each participant's account is credited with the participant's contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among the Plan's investment options.  All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. common stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan.  A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. common shares fund if the participant's investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Forfeitures:

At December 31, 2021 and 2020, forfeited non-vested accounts were $10,719 and $678, respectively.  The Company used forfeitures totaling $884 and $0 to offset Company contributions in 2021 and 2020, respectively.

Revenue Sharing:

Effective January 1, 2018, if the revenue received by the Trustee from such mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Revenue sharing funds in excess of qualified reimbursable Plan expenses is reported as Other Income in the Statements of Changes in Net Assets Available for Benefits.  At December 31, 2021 and 2020, the ending balances in the revenue sharing account were $4,785 and $25,182, respectively. The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing. In 2021, $37,403 in excess revenues were used to pay administrative expenses.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations.  In 2020, Plan management evaluated the relief provisions available to participants under the CARES Act and implemented an increase of the loan maximum from $50,000 to $100,000 of their account balance. Participants had the option to borrow from their fund accounts up to a maximum equal to the lesser of $100,000 or 100% of their account balance before December 31, 2020.  Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balances in the respective participants’ accounts and bear interest at rates established by the Trustee.  Principal and interest are paid ratably through payroll deductions.  Loans are valued at unpaid principal balance plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 62, or when the sum of the participant’s age and years of service equals 70.  The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Effective March 1, 2018, the Plan was amended regarding the disposition of dividends paid on Worthington common shares attributable to the employee stock ownership plan feature.  Such dividends may be: (a) paid in cash directly to participants; (b) paid to the Plan and subsequently distributed to participants in cash no later than 90 days after the close of the Plan Year in which the dividends are paid to the Plan; (c) paid to the Plan and reinvested in Worthington common shares; or (d) paid to the Plan and reinvested in accordance with participant’s investment directions for contributions.  If a participant fails to make an election, such dividends are to be paid to the Plan and reinvested in Worthington common shares.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust's investments in mutual funds and Worthington Industries, Inc. common shares are stated at fair value as of year-end.  Fair values for mutual funds and Worthington Industries, Inc. common shares are determined by the respective quoted market prices.

The Plan holds an interest in the New York Life Anchor Account (“SVF”), a stable value fund that is a pooled account with New York Life Insurance Company (“New York Life”), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life.  See “Note 5 – Benefit-Responsive Contracts” for additional information.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the statements of changes in net assets available for benefits.

On January 29, 2021, the Company’s Pressure Cylinders segment sold its oil & gas equipment business to an affiliate of Ten Oaks Group. On April 1, 2021, approximately $17,700,00 was transferred out of the Plan as a result of the divestiture.

Effective February, 1, 2020, employees of Worthington Samuel Coil Processing LLC became eligible to participate in the Plan and a complete transfer of assets from the “Samuel Steel Pickling Company 401K Plan (“The Samuel Steel Plan”) to the Plan was completed by December 31, 2020. The total value of assets merged into the Plan was $4,821,279.

Recently Adopted Accounting Standards:

There were no new accounting pronouncements adopted in fiscal year 2021.

3.	Tax Status

The Plan received a determination letter from the IRS dated April 5, 2016, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Master Trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

4.	Investments

Each participating retirement plan has a divided interest in the Master Trust.  Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments at fair value of the Master Trust and the Plan’s interest in the Master Trust consisted of the following at December 31:

	2021		2020
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Mutual funds	$742,876,819	$730,809,789	$669,778,869	$658,719,914
Worthington Industries, Inc. common shares	38,143,492	37,752,727	38,533,497	38,208,010
Total investments at fair value	781,020,311	768,562,516	708,312,366	696,927,924
Pending trade receivable	2,008	2,008	77,977	77,977
Total	$781,022,319	$768,564,524	$708,390,343	$697,005,901

Net investment income of the Master Trust consisted of the following for the years ended December 31:

	2021	2020
Investment income for the Master Trust:
Interest and dividend income	$38,488,964	$29,437,148
Net appreciation in fair value of investments as determined by quoted market price:
Mutual funds	59,276,831	85,586,840
Worthington Industries, Inc. common shares	2,999,752	8,458,034
Total investment income	$100,765,547	$123,482,022

At December 31, 2021 and 2020, the Master Trust held 697,715 and 750,438 common shares of Worthington, respectively.  The Master Trust received cash dividends from Worthington of $713,461 and $781,993 for the years ended December 31, 2021 and 2020, respectively.

5.	Benefit-Responsive Contracts

The Plan holds an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company (New York Life).  Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the statements of net assets available for benefits. benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.  In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option.  As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options.  These investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk and/or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  See the description within “Note 2, - Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.  There have been no changes in the methodologies used at December 31, 2021 and 2020.

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2021:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$742,876,819	$742,876,819	$-	$-
Worthington Industries, Inc. common stock	38,143,492	38,143,492	-	-
Total investments at fair value	781,020,311	781,020,311	-	-
Pending trade receivable	2,008	-	-	-
Total	$781,022,319	$781,020,311	$-	$-

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2020:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$669,778,869	$669,778,869	$-	$-
Worthington Industries, Inc. common stock	38,533,497	38,533,497	-	-
Total investments at fair value	708,312,366	708,312,366	-	-
Pending trade receivable	77,977	-	-	-
Total	$708,390,343	$708,312,366	$-	$-
9.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through the filing date of this Annual Report on Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Deferred Profit Sharing Plan

EIN 31-1189815, Plan Number 333

December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$820,703,014
*	Participant notes receivable	Interest rates ranging from 4.25% to 6.50%	N/A	10,059,827
				$830,762,841
*Party-in-Interest to the Plan